EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

The following is a list of all subsidiaries of Premier Financial Bancorp, Inc. as of December 31, 2005 and their state of incorporation.

Subsidiary	State of Incorporation
Citizens Deposit Bank and Trust Company	Kentucky
Premier Data Services, Inc.	Kentucky
Farmers Deposit Bank	Kentucky
Mt. Vernon Financial Holdings, Inc.	Kentucky
Ohio River Bank	Ohio
First Central Bank, Inc.	West Virginia
Boone County Bank, Inc.	West Virginia